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bpeev@sidley.com
+1 312 853 7443	FOUNDED 1866

November 7, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:                             CBOE Holdings, Inc. — Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, CBOE Holdings, Inc. (“CBOE Holdings”), we are transmitting for filing under the Securities Act of 1933, as amended, CBOE Holdings’ registration statement on Form S-4 (the “Registration Statement”) relating to up to 31,988,965 shares of CBOE Holdings common stock to be issued in connection with the proposed merger of CBOE Corporation, a wholly owned subsidiary of CBOE Holdings, with and into Bats Global Markets, Inc. (“Bats”), pursuant to the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC, wholly owned subsidiary of CBOE Holdings.  The Registration Statement includes a preliminary joint proxy statement/prospectus that, when finalized, will be mailed to CBOE Holdings stockholders and Bats stockholders.  We will provide courtesy hard copies of the Registration Statement upon request.

Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $224,069.92 in connection with this filing of the Registration Statement was paid to the U.S. Securities and Exchange Commission on November 4, 2016 by wire transfer of immediately available funds.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (312) 853-7443.

Sincerely yours,

/s/ Beth E. Peev (formerly Flaming)

cc:                                Joanne Moffic-Silver, Executive Vice President,
   General Counsel and Corporate Secretary, CBOE Holdings, Inc.

Eric Swanson, Executive Vice President,
   General Counsel and Secretary, Bats Global Markets, Inc.
Leonard Kreynin and Lee Hochbaum, Davis Polk & Wardwell LLP